SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 22, 2005

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone Company, dated April 22, 2005, regarding Ericsson’s first quarter report 2005.

First quarter report 2005
April 22, 2005

Ericsson reports solid start of the year

•	Net sales SEK 31.5 (28.1) b. in the quarter

•	Net income SEK 4.6 (2.6) b. in the quarter 1)

•	Earnings per share SEK 0.29 (0.16) in the quarter 1)

CEO COMMENTS

“Our focus on profitable growth through intensified customer partnerships and operational excellence is successful and is giving us a distinct competitive advantage,” says Carl-Henric Svanberg, President and CEO of Ericsson. “The increase in mobile infrastructure market share of two to three percentage points last year proves the strength of our strategy.

We are seeing several exciting developments in the industry. Operator interest in services continues to grow. Our strategic managed services contract win with H3G in Italy during the quarter extends our leading position further in this area. We also see encouraging signs of accelerated infrastructure investments in both China and the U.S.

Our long and strong market presence throughout the world is unique. This provides growth opportunities from the increased number of subscribers and usage as well as the introduction of new exciting services. Launches of richer, more convenient and efficient services are repeatedly rewarded by consumers. With our consumer understanding and technology leadership we are well positioned to support our customers in meeting consumer needs,” concludes Carl-Henric Svanberg.

FINANCIAL HIGHLIGHTS

2004 numbers restated in accordance to IFRS, please see www.ericsson.com/investors/doc/ifrs_statement.pdf. IAS 39 implemented as of January 1, 2005, related to financial instruments.

Income and cash flow

	First quarter			Fourth quarter
SEK b.	2005	2004	Change	2004	Change
Net sales	31.5	28.1	12%	39.4	-20%

Gross margin	48.5%	44.7%	—	45.6%	—

Operating income	6.6	3.9	—	8.9	—

Operating margin	21.0%	14.0%	—	22.7%	—

Income after financial items	6.7	3.7	—	8.7	—

Net income 1)	4.6	2.6	—	5.6	—

Earnings per share 1)	0.29	0.16	—	0.35	—

Cash flow before financial investing activities	-6.5	2.9	—	5.3	—

Cash flow before financial investing activities excl. pension trust funding	1.8	2.9	—	5.3	—

1)	Attributable to stockholders of the parent company, excluding minority interest.

Sales were up 12% year-over-year and showed a sequential decline of 20% due to seasonality. The year-over-year development is encouraging but the comparison is also somewhat favorable due to a somewhat slower start last year.

Currency exchange effects negatively impacted sales in the quarter by 5%, compared to currency exchange rates one year ago. In constant currencies sales for the quarter grew by 17%.

Gross margin was 48.5%, a reflection of a favorable product mix as well as continuous focus on cost of sales reductions. The operating margin was 21.0% and includes increased R&D investments in selected areas.

Net effects of currency exchange differences on operating income compared to the rates one year ago were SEK -0.9 b. in the quarter.

Financial net amounted to SEK 0.1 b.

Cash flow from operations was SEK 1.8 b. excluding pension trust transfers. Work in progress increased as a result of a higher business activity level. With the transfer of cash or cash equivalents of SEK 8.3 b. into a Swedish pension trust cash flow was negatively affected during the quarter and amounted to SEK -6.5 b.

Balance sheet and other performance indicators

	Three months	Full year
SEK b.	2005	2004
Net cash	43.1	42.9

Interest-bearing provisions and liabilities	28.4	33.6

Days sales outstanding	97	75

Inventory turnover	4.0	5.7

Net customer financing	4.2	3.6

Equity ratio	46.5%	43.8%

The financial position remained strong in the quarter. Net cash increased by SEK 0.2 b. to SEK 43.1 (42.9) b.

Days sales outstanding has improved from 102 to 97 days compared to the same period last year. Inventories were up in the quarter by SEK 4.0 b. to SEK 18.0 (14.0) b., mainly due to work in progress reflecting the increased activity level.

Deferred tax assets of SEK 1.5 b. were utilized in the quarter that decreased the balance from SEK 20.8 b. at year-end to SEK 19.3 b.

Cash outlays with regards to restructuring amounted to SEK 0.7 b. for the quarter. Approximately SEK 2.7 b. of restructuring charges remains to be paid out during 2005 and beyond.

During the quarter the rating institute Standard & Poor’s raised Ericsson’s credit rating to investment grade with a positive outlook. Standard & Poor’s said that the move also reflected its view on the medium term outlook for the industry. After the end of the quarter rating institute Moody’s also raised Ericsson’s rating to investment grade.

MARKET AND BUSINESS HIGHLIGHTS

The steady increase in subscribers and usage stimulates the solid long-term industry growth. This drives both infrastructure investments and the development of more advanced consumer services. Ease of use and quality of service in parallel with reducing operating expenses continues to be main priorities for most operators.

Triple play, that is bringing together telephony, Internet and broadcast media, is in focus, especially among fixed network operators. Our evolved version of WCDMA with HSDPA is a key enabler within the mobile triple play market, offering mobile broadband with data rates similar to fixed broadband. HSDPA will be commercially available 2005 with volume shipments in 2006, and is the natural evolution of WCDMA. In parallel, our strong GSM development continues, especially in high growth markets where we expand our GSM footprint and pave the way for WCDMA.

The development of IP to telecom grade quality levels enables a convergence of fixed and mobile solutions for voice, data and video and thereby offers consumers even richer experiences. IMS (IP Multimedia Sub-system) is a crucial step toward a world of all-IP. The open IMS standard will enable operators to deliver the new services in a secure and efficient way. Based on our technology leadership we have a leading position in IMS and have to date signed 27 contracts throughout the world.

Operators seek long-term partners to further develop their business, manage the increased complexity and reduce operating expenses. Our services’ offering is an important competitive advantage in being able to meet this demand. We particularly see strong demand for systems integration and managed services, which includes hosting.

Regional overview

Western Europe sales grew 26% year-over-year. Italy and Spain continued to show strong development and the region as a whole is benefiting from ongoing 3G deployments and GSM capacity enhancements.

Central Europe, Middle East and Africa sales grew 20% year-over-year with particularly good development in Africa and Eastern European markets such as Turkey and Ukraine. The growing demand for EDGE and WCDMA continues to stimulate the positive development in the region.

Asia Pacific sales were up by 4% year-over-year. Strong development in important markets such as India, Indonesia, Bangladesh and Pakistan contributed to the sales growth. The development in China has been somewhat slower in the first quarter but should pick up going forward. Operators are evaluating different 3G technologies and performing large-scale trials with WCDMA as the natural choice for the dominating GSM technology. A Chinese telecom reform is expected mid year 2005 and should trigger the issuing of 3G licenses. Irrespective of license decisions we expect increased infrastructure spending going forward.

North America sales continue to be affected by the temporary slow down in capital expenditure due to operator consolidation and sales declined by 24% year-over-year. Sales should start to pick up as the 3G roll out starts later this year. During the quarter Ericsson also announced a contract to provide WCDMA equipment and telecom services to the U.S. Navy MUOS program.

Latin America continues to show a positive development and sales grew by 24% year-over-year through strong GSM sales. Brazil and Mexico in particular contributed to the year over year growth.

Subscriber growth

During the quarter, five new WCDMA networks were commercially launched, bringing the total to 61. We are a supplier to 36 of these networks. WCDMA subscriptions grew from approximately 16 million to more than 21 million during the quarter. The number of CDMA2000 1xEV-DO subscriptions has now reached 12 million.

Net subscriber additions were close to 100 million in the quarter. At the end of the quarter worldwide subscription penetration is 28% with a total of more than 1.8 billion subscriptions, of which almost 1.4 billion are in GSM. The strong subscriber growth continues and the global number of subscriptions could pass 2 billion already by year-end.

OUTLOOK

All estimates are measured in USD and refer to market growth compared to previous year.

The traffic growth in the world’s mobile networks is expected to continue as a result of new services as well as new subscribers. 2004 was a strong growth year in terms of mobile infrastructure investments following a pent up demand. For 2005 we maintain our view that the global mobile systems market will show slight growth compared to 2004.

We maintain our view that the addressable market for professional services is expected to continue to show good growth.

With our technology leadership and global presence we are well positioned to take advantage of these market opportunities.

SEGMENT RESULTS

2004 numbers restated in accordance to IFRS, please see www.ericsson.com/investors/doc/ifrs_statement.pdf. IAS 39 implemented as of January 1, 2005, related to financial instruments.

Systems

	First quarter			Fourth quarter
SEK b.	2005	2004	Change	2004	Change
Net sales	29.0	26.1	11%	36.8	-21%

Mobile Networks	23.5	21.1	11%	29.1	-19%

Fixed Networks	1.0	0.9	17%	1.5	-31%

Professional Services	4.5	4.1	9%	6.2	-27%

Operating income	6.2	3.5	—	7.9	—

Operating margin	21%	13%	—	21%	—

Sales in Mobile Networks grew by 11% year-over-year. In constant currencies sales grew by 16% year-over-year.

In the evolution from GSM to WCDMA most customers are deploying hybrid networks that combine GSM and WCDMA. The growth in the GSM/WCDMA track was approximately 11% in the quarter. Of radio access sales 42% were WCDMA/EDGE related. The strong subscriber growth continues and supports the growth in Mobile Networks sales.

Sales within Professional Services have developed well during the quarter and grew approximately 9% year-over-year. In constant currencies the growth was 14% year-over-year. The size of the managed services contract with H3G in Italy which was announced during the quarter represents a milestone in the industry and is Ericsson’s largest contract to date, extending our lead even further.

Other Operations

	First quarter			Fourth quarter
SEK b.	2005	2004	Change	2004	Change
Net sales	2.7	2.4	11%	3.3	-18%

Operating income	0.0	0.0	—	0.5	—

Operating margin	2%	1%	—	14%	—

Other Operations grew year over year. Ericsson Mobile Platforms in particular showed good development. Seasonality impacted operating income in Other Operations.

SONY ERICSSON MOBILE COMMUNICATIONS

For information on transactions with Sony Ericsson Mobile Communications please see Financial statements and additional information.

Sony Ericsson Mobile Communications (Sony Ericsson) reported units shipped up 7% and sales decreased by 4% year-over-year. Ericsson’s share in Sony Ericsson’s income before tax was SEK 0.3 b. for the quarter, compared to SEK 0.5 b. in the same period previous year.

PARENT COMPANY INFORMATION

Net sales for the quarter amounted to SEK 0.4 (0.5) b. and income after financial items was SEK 0.5 (0.9) b.

Major changes in the company’s financial position for the first quarter include decreased other current receivables of SEK 3.4 b. Current and long-term commercial and financial liabilities to subsidiaries decreased by SEK 10.0 b. At the end of the quarter, cash and short-term cash investments amounted to SEK 66.8 (71.7) b.

The commission agreement with Ericsson Treasury Services AB has been cancelled as per January 1, 2005, and the internal banking activities have been transferred to the parent company.

In accordance with the conditions of the stock purchase plans and option plans for Ericsson employees, 1,427,802 shares from treasury stock were sold or distributed to employees during the first quarter. The holding of treasury stock at March 31, 2005, was 298,287,315 Class B shares.

OTHER INFORMATION

The Annual General Meeting decided, as previously announced and in accordance with the proposal from the Board of Directors, on a dividend payment of SEK 0.25 per share for 2004. The total dividend payment amounts to SEK 4.0 b.

The Annual General Meeting decided, as previously announced and in accordance with the proposal from the Board of Directors, to implement a Long Term Incentive Plan 2005 (LTI 2005). The LTI 2005 is based upon the same principles as the Stock Purchase Plan 2003, which covered all employees and was supplemented by the LTI 2004 for key contributors and senior management. The Annual General Meeting resolved to transfer own shares in relation to the LTI 2005.

The Annual General Meeting also resolved to transfer own shares in relation to the company’s global Stock Incentive Plan program 2001, the Stock Purchase Plan 2003 and the LTI 2004.

Following the completion of the public cash offer for the shares in Ericsson’s Italian subsidiary, Ericsson S.p.A, not already owned by Ericsson, Ericsson S.p.A has been delisted.

Stockholm, April 22, 2005

Carl-Henric Svanberg

President and CEO

Date for next report: July 21, 2005

AUDITORS’ REPORT

We have reviewed the report for the first quarter ended March 31, 2005, for Telefonaktiebolaget LM Ericsson (publ.). We conducted our review in accordance with the recommendation issued by FAR. A review is limited primarily to enquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the interim report does not comply with the requirements for interim reports in the Annual Accounts Act and IAS 34.

Stockholm, April 22, 2005

Bo Hjalmarsson	Peter Clemedtson	Thomas Thiel
Authorized Public Accountant	Authorized Public Accountant	Authorized Public Accountant
PricewaterhouseCoopers AB	PricewaterhouseCoopers AB

EDITOR’S NOTE

To read the complete report with tables please go to:

http://www.ericsson.com/investors/financial_reports/2005/3month05-en.pdf

Ericsson invites the media, investors and analysts to a press conference at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, at 09.00 (CET), April 22.

A analyst and media conference call will begin at 14.00 (CET).

Live audio webcast of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors.

FOR FURTHER INFORMATION PLEASE CONTACT

Henry Sténson, Senior Vice President,	Glenn Sapadin, Investor Relations,
Communications	North America
Phone: +46 8 719 4044	Phone: +1 212 843 8435;
E-mail: investor.relations@ericsson.com or	E-mail: investor.relations@ericsson.com
press.relations@ericsson.com

Media
Investors	Pia Gideon, Vice President,
Gary Pinkham, Vice President,	Market and External Communications
Investor Relations	Phone: +46 8 719 2864, +46 70 519 8903;
Phone: +46 8 719 0000;	E-mail: press.relations@ericsson.com
E-mail: investor.relations@ericsson.com

Åse Lindskog, Director,
Lotta Lundin, Investor Relations,	Head of Media Relations
Phone: +46 8 719 6553;	Phone: +46 8 719 9725, +46 730 244 872;
E-mail: investor.relations@ericsson.com	E-mail: press.relations@ericsson.com

Susanne Andersson, Investor Relations,	Ola Rembe, Director,
Phone: +46 8 719 4631	Media Relations
E-mail: investor.relations@ericsson.com	Phone: +46 8 719 9727, +46 730 244 873;
E-mail: press.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)

Org. number: 556016-0680

Torshamnsgatan 23

SE-164 83 Stockholm

Phone: +46 8 719 00 00

www.ericsson.com

Safe Harbor Statement of Ericsson under the Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; and (xii) plans to launch new products and services.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) further reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

ERICSSON

CONSOLIDATED INCOME STATEMENT

	Jan - Mar			Jan - Dec
	2005	2004	Change	2004
Net sales	31,467	28,111	12%	131,972
Cost of sales	-16,213	-15,544		-70,864

Gross margin	15,254	12,567	21%	61,108

Research and development and other technical expenses	-5,674	-5,450		-23,421
Selling & Administrative expenses	-3,641	-3,866		-15,921

Operating expenses	-9,315	-9,316		-39,342

Other operating revenues and costs	347	164		2,617
Share in earnings of JV and associated companies	316	518		2,323

Operating income	6,602	3,933	68%	26,706

Financial income	713	932		3,541
Financial expenses	-573	-1,133		-4,081

Income after financial items	6,742	3,732		26,166

Taxes	-2,098	-1,052		-8,330

Net income	4,644	2,680	73%	17,836

Net income attributable to stockholders of the parent company	4,617	2,603		17,539
Net income attributable to minority interest	27	77		297

Net income	4,644	2,680		17,836

Other information
Average number of shares, basic (million)	15,756	15,749		15,829
Earnings per share, basic (SEK) 1)	0.29	0.16		1.11
Earnings per share, diluted (SEK) 1)	0.29	0.16		1.11

Reconciliation of net income from Swedish GAAP to IFRS
Net income, Swedish GAAP		2,993		19,024
Reclassification of minority interest		77		297
Reversal of amortization of goodwill		114		475
Stock Option Plans		-13		-45
Amortization of capitalization of development costs		-682		-2,660
Taxes		191		745

Net income, IFRS		2,680		17,836

1)	Based on Net income attributable to stockholders of the parent company

ERICSSON

CONSOLIDATED BALANCE SHEET

SEK million	Mar 31 2005	Dec 31 2004	Jan 1 2005
ASSETS
Fixed assets
Intangible assets
Capitalized development expenses	7,556	8,091	8,091
Goodwill	6,120	5,766	5,766
Other	739	748	748
Tangible assets	5,867	5,845	5,845
Financial assets
Equity in JV and associated companies	4,468	4,155	4,155
Other investments	988	543	954
Long-term customer financing	2,779	2,150	2,150
Deferred tax assets	19,266	20,766	20,689
Other long-term receivables	1,949	1,236	2,173

	49,732	49,300	50,571

Current assets
Inventories	18,023	14,003	14,003
Receivables
Accounts receivable - trade	34,470	32,644	31,688
Short-term customer financing	1,455	1,446	1,446
Other receivables	13,649	12,239	15,814
Short-term investments	48,986	46,142	46,142
Cash and cash equivalents	22,548	30,412	30,412

	139,131	136,886	139,505

Total assets	188,863	186,186	190,076

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	86,784	80,445	81,934
Minority interest in equity of consolidated subsidiaries	1,068	1,057	1,057

	87,852	81,502	82,991

Long-term liabilities
Pensions	1,628	10,087	10,087
Other long-term provisions	890	1,146	1,146
Notes and bond loans	20,417	19,844	20,781
Liabilities to financial institutions	1,118	342	342
Other long-term liabilities	3,662	3,507	3,507

	27,715	34,926	35,863

Current liabilities
Current provisions	23,520	24,053	24,502
Interest-bearing liabilities	3,581	1,719	1,719
Accounts payable	10,770	10,988	10,782
Other current liabilities	35,425	32,998	34,219

	73,296	69,758	71,222

Total equity and liabilities	188,863	186,186	190,076

Of which interest-bearing provisions and liabilities	28,416	33,643	34,580
Net cash	43,118	42,911	41,974
Assets pledged as collateral 1)	1,017	7,985	7,985
Contingent liabilities	1,622	1,014	1,014

1)	The major part of the decrease in assets pledged as collateral is attributable to the funding of the Swedish Pension Trust

ERICSSON

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jan - Mar		Jan -Dec
SEK million	2005	2004	2004
Net income attributable to stockholders of the parent company	4,617	2,603	17,539
Adjustments to reconcile net income to cash	2,189	2,167	10,490

	6,806	4,770	28,029
Changes in operating net assets
Inventories	-3,499	-3,027	-3,432
Customer financing, short-term and long-term	-446	446	-65
Accounts receivable	-1,742	-42	-1,403
Other	-6,889	1,083	-650

Cash flow from operating activities	-5,770	3,230	22,479
Product development	-303	-235	-1,146
Other investing activities	-460	-67	-3,642

Cash flow from operating investing activities	-763	-302	-4,788

Cash flow before financial investing activities	-6,533	2,928	17,691

Short-term investments	-2,844	-17,434	-26,050
Cash flow from investing activities	-3,607	-17,736	-30,838

Cash flow before financing activities	-9,377	-14,506	-8,359

Dividends paid	0	-6	-292
Other equity transactions	4	3	15
Other financing activities	1,588	-1,723	-14,281

Cash flow from financing activities	1,592	-1,726	-14,558
Effect of exchange rate changes on cash	-79	-4	214

Net change in cash	-7,864	-16,236	-22,703
Cash and cash equivalents, beginning of period	30,412	53,115	53,115

Cash and cash equivalents, end of period	22,548	36,879	30,412

CHANGES IN EQUITY

	Jan-Mar 2005			Jan-Dec 2004			Jan-Mar 2004
SEK million	Stock - holders’ equity	Minority interest	Total equity	Stock - holders’ equity	Minority interest	Total equity	Stock - holders’ equity	Minority interest	Total equity
Opening balance	80,445	1,057	81,502	63,820	2,299	66,119	63,820	2,299	66,119
Adjustment for IAS 39	1,489	—	1,489	—	—	—	—	—	—

Opening balance in accordance with new accounting principle	81,934	1,057	82,991	63,820	2,299	66,119	63,820	2,299	66,119
Stock issue, net	—	7	7	—	—	—	—	—	—
Sale of own shares	3	—	3	15	—	15	3	—	3
Stock Purchase and Stock Option Plans	55	—	55	204	—	204	43	—	43
Dividends paid	—	—	—	—	-292	-292	—	-6	-6
Business combinations	—	-75	-75	—	-1,182	-1,182	—	—	—
Changes in cumulative translation effects
due to changes in foreign currency
exchange rates	1,139	52	1,191	-1,135	-65	-1,200	1,139	77	1,216
Changes in hedge reserve	-965	—	-965	—	—	—	—	—	—
Revaluation of other investments	1	—	1	—	—	—	—	—	—
Adjustment of cost for stock issue 2002	—	—	—	2	—	2	—	—	—
Net income	4,617	27	4,644	17,539	297	17,836	2,603	77	2,680

Closing balance	86,784	1,068	87,852	80,445	1,057	81,502	67,608	2,447	70,055

Reconciliation of equity Mar 31, 2004 from Swedish GAAP to IFRS

Closing balance, Swedish GAAP	63,371
Reclassification of minority interest	2,447
Capitalization of development costs	4,123
Goodwill	114

Closing balance, IFRS	70,055

Reconciliation of equity Dec 31, 2004 from Swedish GAAP to IFRS

Closing balance, Swedish GAAP	77,299
Reclassification of minority interest	1,057
Capitalization of development costs	2,699
Goodwill	447

Closing balance, IFRS	81,502

Reconciliation of equity Dec 31, 2004 according to IFRS and Jan 1, 2005 including IAS 39

Closing balance, IFRS	81,502
Hedge Reserve	1,155
Revaluation of other investments	334

Opening balance Jan 1, 2005	82,991

ERICSSON

CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

	2005	2004
SEK million	Q1	Q4	Q3	Q2	Q1
Net sales	31,467	39,430	31,836	32,595	28,111
Cost of sales	-16,213	-21,451	-16,849	-17,020	-15,544

Gross margin	15,254	17,979	14,987	15,575	12,567
Research and development and other technical expenses	-5,674	-6,804	-5,876	-5,291	-5,450
Selling & Administrative expenses	-3,641	-4,002	-3,669	-4,384	-3,866

Operating expenses	-9,315	-10,806	-9,545	-9,675	-9,316
Other operating revenues and costs	347	1,150	492	811	164
Share in earnings of JV and assoc. companies	316	610	656	539	518

Operating income	6,602	8,933	6,590	7,250	3,933
Financial income	713	656	966	987	932
Financial expenses	-573	-876	-1,163	-909	-1,133

Income after financial items	6,742	8,713	6,393	7,328	3,732
Taxes	-2,098	-2,984	-2,008	-2,286	-1,052

Net income	4,644	5,729	4,385	5,042	2,680
Net income attributable to stockholders of the parent company	4,617	5,618	4,349	4,969	2,603
Net income attributable to minority interest	27	111	36	73	77

Net income	4,644	5,729	4,385	5,042	2,680
Average number of shares, basic (million)	15,756	15,832	15,830	15,829	15,749
Earnings per share, basic (SEK) 1)	0.29	0.35	0.27	0.31	0.16
Earnings per share, diluted (SEK) 1)	0.29	0.35	0.27	0.31	0.16

Reconciliation of net income from Swedish GAAP to IFRS

Net income, Swedish GAAP		5,977	4,764	5,290	2,993
Reclassification of minority interest		111	36	73	77
Reversal of amortization of goodwill		111	137	113	114
Stock Option Plans		-8	-12	-12	-13
Amortization of capitalization of development costs		-644	-750	-586	-682
Taxes		182	210	164	191
Net income, IFRS		5,729	4,385	5,042	2,680

1)	Based on Net income attributable to stockholders of the parent company

Accounting policies, Ericsson adoption of IAS/IFRS in 2005

This interim report is in accordance with IAS 34. In June 2002, the EU’s Council of Ministers adopted the so-called IAS 2005 regulation. From year 2005, all exchange-listed companies within EU shall prepare and issue consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), formerly known as International Accounting Standards (IAS). The term IFRS used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by Standards Interpretation Committee (SIC) and International Financial Reporting Standards Committee (IFRIC).

As from 2005, Ericsson will issue consolidated financial statements prepared in accordance with IFRS. The annual report for 2005 as well as interim reports will include one comparison year, 2004, which will be restated in accordance with IFRS. As a result, January 1, 2004, is the date of transition to IFRS for Ericsson. The two standards IAS 32 and 39 are adopted as from January 1, 2005 as allowed by IFRS 1 First-time Adoption of International Financial Reporting Standards. An opening balance per January 1, 2005, including the effects of IAS 32 and 39 have been prepared.

The information below on expected effects is preliminary and could change since the IFRS standards may be revised during 2005. We will update the restated information for any such changes if and when they are made.

Comparison and information about effects

The rules for first-time adoption of IFRS are set out in IFRS 1. IFRS 1 requires one comparative year to be presented and an opening IFRS balance sheet at the date of transition to IFRS to be prepared. The transition date for Ericsson is January 1, 2004.

In general, the accounting policies applied in the opening balance shall comply with each IFRS effective at the reporting date. Some exceptions from full retrospective application are granted, however. When preparing the IFRS opening balance, the following optional exceptions from full retrospective application of IFRS accounting policies will be applied:

•	Business combinations (IFRS 3): no restatement of business combinations prior to 2004 is made. IFRS 3 is applied prospectively from January 1, 2004.

•	Property, plant and equipment (IAS 16): prior revaluations are treated as deemed cost and no restatement made.

•	Employee Benefits (IAS 19): adoption of IAS 19 is not considered a transition effect since the Swedish standard RR 29 was implemented from January 1, 2004. RR 29 is, in almost every aspect, similar to IAS 19. Accumulated actuarial gains and losses for defined benefit plans were recognized in full in the pension liability and equity at transition date.

•	IAS 32 and 39 are applied from January 1, 2005, only and no restate of comparative information is necessary. Financial assets, liabilities and derivatives are accounted for in accordance with IAS 32 and 39 as from January 1, 2005.

Ericsson has until the end of 2004 prepared its consolidated financial statements in accordance with Swedish GAAP, which in recent years have been adapted to IAS/IFRS to a high degree. This, together with the optional exceptions described above, limits the effects of the adoption of IFRS to the following most significant elements:

•	Retrospective capitalization of development costs and amortization of such costs (IAS 38)

•	The cessation of goodwill amortizations (IFRS 3 and IAS 38)

•	The fair value of outstanding employee share options (IFRS 2) and recognition as expense for such share-based employee compensation in the income statement

•	The inclusion of financial instruments at fair value on the balance sheet (IAS 39) and recycling of gains and losses on cash flow hedges through equity (from January 1, 2005).

Employee benefits are already reported according to IAS 19 since the implementation of RR 29 as of January 1, 2004.

The forthcoming rules:

IAS 38 – Intangible assets

When adopting the Swedish accounting standard RR 15 Intangible assets in 2002, the standard was implemented prospectively, i.e. no restatement was allowed, whereas IAS 38 Intangible assets shall be implemented retrospectively. The capitalization according to Swedish GAAP during 2002–2004 has been the same as per IFRS. Retrospective application lead to an increase in the opening balance of intangible assets as of January 1, 2004, due to capitalized development costs related to periods prior to 2002, and increased amortizations on such assets during 2004 and onwards. The opening balance for 2004 is equal to the closing balance according to US GAAP per December 31, 2003, since capitalization of development costs has been made for US GAAP purposes historically. Due to the restatement to IFRS, intangible assets increased by SEK 6,408 million, deferred tax assets decreased by SEK 1,794 million and equity increased by SEK 4,614 million respectively. As a result amortization for 2004 increased by SEK 2,660 million under IFRS.

IFRS 3 – Business combinations including goodwill

Rules applying to reporting of business combinations (IFRS 3) will result in changes in reporting of acquisitions of companies. A more detailed purchase price allocation is to be made, in which fair value is also assigned to acquired intangible assets, such as customer relations, brands and patents. Goodwill arises when the purchase price exceeds the fair value of acquired net assets. Goodwill arising from acquisitions is no longer amortized but instead subject to impairment review; both annually and when there are indicators that the carrying value may not be recoverable.

In Ericsson’s reporting during 2005, acquisitions carried out in 2004 are accounted for in accordance with the new rules. There will be no adjustments for acquisitions prior to the transition date, January 1, 2004. The value of goodwill is frozen at January 1, 2004, and amortization reported under Swedish GAAP for 2004 is reversed in the IFRS restatements for 2004.

For Ericsson, the new standard result in an increase in reported operating profit for 2004 of SEK 475 million. No difference in reported net income attributable to stockholders of the parent company arises as a result of acquisitions carried out in 2004.

IFRS 2 – Share-based Payments

Ericsson has chosen not to apply IFRS 2 to equity instruments granted before November 7, 2002. For one employee option program, granted after November 7, 2002, and not yet vested by January 1, 2005, Ericsson recognizes a charge to income representing the fair value at grant date of the outstanding employee options. The fair value of the options was calculated using an option-pricing model. The total costs are recognized during the vesting period (3 years). The impact on operating profit is a charge of SEK 45 million in 2004 and estimated to SEK 19 million in 2005.

For other programs there are no material differences.

IAS 32 and 39 – Financial Instruments and Hedging

IAS 32 and 39 are standards that deal with disclosure, presentation, recognition and measurement of financial instruments. These standards are applied from January 1, 2005.

From 1 January 2005, Ericsson classifies its investments in the following categories for valuation purposes: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired.

(a) Financial assets at fair value through profit or loss

This category has two sub-categories:

•	Financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current.

•	Assets designated at fair value through profit or loss at inception. Ericsson has currently no investments in this category.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and with no intention of trading. Loans and receivables are accounted for at amortized cost. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets.

(c) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity. Held to maturity investments are accounted for at amortized cost. Ericsson did not hold any investments in this category during the period.

(d) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. Available for sale financial assets are accounted for at fair value with changes in fair value recorded in equity until disposal of the investment. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Derivatives are recognized at fair value on the balance sheet. Subsequent changes in fair value of derivatives are recognized in the income statement, unless the derivative is a hedging instrument in (i) a cash flow hedge or (ii) a hedge of a net investment in a foreign operation. In those cases, the effective portion of fair value changes of the derivative will be recognized in equity until the hedged transaction affects the income statement, at which moment the accumulated deferred amount in equity is recycled to the income statement.

For derivatives assigned as (iii) fair value hedges, fair value changes on both the derivative and the hedged item, attributable to the hedged risk, will be recognized in the income statement and offset each other to the extent the hedge is effective.

The opening balance January 1, 2005, was affected by SEK 3,556 million in assets, SEK 1,952 million in liabilities and SEK 1,155 million in equity net of deferred tax as a result of accounting for derivatives at fair value.

Other investments are under Swedish GAAP reported at the lower of acquisition cost or fair value. Those investments will be reported at fair value under IAS 39, and since they will be classified as Available-for-sale under IAS 39, changes in the fair value will be recognized directly in equity, unless impairment is determined. For investments in quoted companies, fair values are determined based on share prices at the balance sheet date and for non-quoted investments, fair values are estimated.

The effect in the opening balance January 1, 2005, is an increase of SEK 411 million in assets and an increase of SEK 334 million in the equity, net of deferred tax.

IAS 19 – Employee Benefits

Ericsson reports pensions and similar benefits according to IFRS (IAS 19), which is similar to RR 29 that was implemented from January 1, 2004. The effect of adoption of IAS 19 is therefore not considered a transition effect. The reporting of pensions for Ericsson will continue to be in accordance with URA 43 awaiting further guidance.

The restatement for RR 29 resulted in an increased pension liability, reduced equity and increased deferred tax assets in the opening balance of 2004 under Swedish GAAP. The effect of implementing RR 29 was communicated in the first quarter interim report 2004. After taking into account the tax effects, the impact on stockholders’ equity was a charge of SEK 1,275 million. Actuarial gains and losses were recognized in the opening balance. No other impact will occur according to IAS 19.

Impact of IFRS on the Statement of Cash Flows

According to IAS 7 “Cash Flow”, Ericsson will define cash and cash equivalents to include only short-term highly liquid investments with remaining maturity at acquisition date of three months or less. Under Swedish praxis, a broader interpretation was earlier made, where also readily marketable securities designated for liquidity management purposes only and with a low risk for value changes and with a maturity exceeding three months were included. The restated statements of cash flow for 2004 and the opening balance for the Ericsson group according to IAS 7 will therefore reflect cash and cash equivalents that are different to those previously reported under Swedish GAAP.

Reclassification of provisions

In accordance with IAS 1 Presentation of Financial Statements, provisions need to be presented as both current and non-current. A liability shall be classified as current when it satisfies any of the following criteria: a) it is expected to be settled in the entity’s normal operating cycle; (b) it is held primarily for the purpose of being traded; (c) it is due to be settled within twelve months after the balance sheet date; or (d) the entity does not have an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date. All other liabilities shall be classified as non-current. Accordingly, Ericsson has reclassified provisions in the balance sheet to current and non-current liabilities under IFRS. The operating cycle for Ericsson is approximately 24 months.

NET SALES BY SEGMENT BY QUARTER

SEK million

	2005	2004
Isolated quarters	Q1	Q4	Q3	Q2	Q1
Systems	29,002	36,798	29,627	30,380	26,092
- Mobile Networks	23,450	29,096	23,773	24,241	21,081
- Fixed Networks	1,048	1,519	1,027	1,129	896
Total Network Equipment	24,498	30,615	24,800	25,370	21,977
- Of which Network Rollout	2,748	3,621	2,648	2,490	2,205
Professional Services	4,504	6,183	4,827	5,010	4,115
Other Operations	2,712	3,306	2,828	2,806	2,449
Less: Intersegment Sales	-247	-674	-619	-591	-430

Total	31,467	39,430	31,836	32,595	28,111

	2005	2004
Sequential change	Q1	Q4	Q3	Q2	Q1
Systems	-21%	24%	-2%	16%	-22%
- Mobile Networks	-19%	22%	-2%	15%	-18%
- Fixed Networks	-31%	48%	-9%	26%	-60%
Total Network Equipment	-20%	23%	-2%	15%	-21%
- Of which Network Rollout	-24%	37%	6%	13%	-31%
Professional Services	-27%	28%	-4%	22%	-28%
Other Operations	-18%	17%	1%	15%	-23%
Less: Intersegment Sales	-63%	9%	5%	37%	-17%

Total	-20%	24%	-2%	16%	-22%

	2005	2004
Year over year change	Q1	Q4	Q3	Q2	Q1
Systems	11%	10%	14%	20%	9%
- Mobile Networks	11%	14%	20%	28%	19%
- Fixed Networks	17%	-32%	-39%	-48%	-53%
Total Network Equipment	11%	10%	15%	20%	12%
- Of which Network Rollout	25%	13%	-5%	-2%	-14%
Professional Services	9%	8%	9%	22%	-7%
Other Operations	11%	4%	13%	11%	4%
Less: Intersegment Sales	-43%	29%	65%	308%	-8%

Total	12%	9%	14%	18%	9%

	2005	2004
Year to Date	0503	0412	0409	0406	0403
Systems	29,002	122,897	86,099	56,472	26,092
- Mobile Networks	23,450	98,191	69,095	45,322	21,081
- Fixed Networks	1,048	4,571	3,052	2,025	896
Total Network Equipment	24,498	102,762	72,147	47,347	21,977
- Of which Network Rollout	2,748	10,964	7,343	4,695	2,205
Professional Services	4,504	20,135	13,952	9,125	4,115
Other Operations	2,712	11,389	8,083	5,255	2,449
Less: Intersegment Sales	-247	-2,314	-1,640	-1,021	-430

Total	31,467	131,972	92,542	60,706	28,111

	2005	2004
YTD year over year change	0503	0412	0409	0406	0403
Systems	11%	13%	15%	15%	9%
- Mobile Networks	11%	20%	22%	24%	19%
- Fixed Networks	17%	-43%	-47%	-50%	-53%
Total Network Equipment	11%	14%	16%	16%	12%
- Of which Network Rollout	25%	-1%	-7%	-8%	-14%
Professional Services	9%	8%	8%	7%	-7%
Other Operations	11%	8%	9%	7%	4%
Less: Intersegment Sales	-43%	54%	66%	67%	-8%

Total	12%	12%	14%	14%	9%

OPERATING INCOME, OPERATING MARGIN AND EMPLOYEES

BY SEGMENT BY QUARTER

SEK million

OPERATING INCOME AND MARGIN

	2005	2004
Year to date	0503	0412	0409	0406	0403
Systems	6,217	23,187	15,290	9,432	3,492
Phones	300	2,143	1,565	960	435
Other Operations	46	1,298	828	580	22
Unallocated 1)	39	78	90	211	-16

Total	6,602	26,706	17,773	11,183	3,933

	2005	2004
As percentage of net sales	0503	0412	0409	0406	0403
Systems	21%	19%	18%	17%	13%
Phones 2)	—	—	—	—	—
Other Operations	2%	11%	10%	11%	1%

Total	21%	20%	19%	18%	14%

	2005	2004
Isolated quarters	Q1	Q4	Q3	Q2	Q1
Systems	6,217	7,897	5,858	5,940	3,492
Phones	300	578	605	525	435
Other Operations	46	470	248	558	22
Unallocated 1)	39	-12	-121	227	-16

Total	6,602	8,933	6,590	7,250	3,933

	2005	2004
As percentage of net sales	Q1	Q4	Q3	Q2	Q1
Systems	21%	21%	20%	20%	13%
Phones 2)	—	—	—	—	—
Other Operations	2%	14%	9%	20%	1%

Total	21%	23%	21%	22%	14%

1)	“Unallocated” consists mainly of costs for corporate staffs and non-operational gains and losses

2)	Calculation not applicable

NUMBER OF EMPLOYEES

	2005	2004
	0503	0412	0409	0406	0403
Systems	46,338	45,500	44,998	45,108	45,209
Other Operations	5,587	5,034	5,260	5,568	5,440
Unallocated	—	—	—	—	—

Total	51,925	50,534	50,258	50,676	50,649

Of which Sweden	21,175	21,296	21,842	22,427	22,702

	2005	2004
Change in percent	0503	0412	0409	0406	0403
Systems	2%	1%	-4%	-11%	-16%
Other Operations	3%	-18%	-18%	-18%	-23%
Unallocated	—	—	—	—	—

Total	3%	-2%	-6%	-12%	-17%

Of which Sweden	-7%	-13%	-13%	-19%	-22%

NET SALES BY MARKET AREA BY QUARTER

SEK million

	2005	2004
Isolated quarters	Q1	Q4	Q3	Q2	Q1
Western Europe 1,2)	9,961	13,091	9,783	9,272	7,876
Eastern Europe, Middle East & Africa 2)	8,539	10,028	8,464	7,847	7,110
North America	3,348	2,800	3,328	4,939	4,404
Latin America	3,551	4,491	3,665	3,455	2,867
Asia Pacific	6,068	9,020	6,596	7,082	5,854

Total	31,467	39,430	31,836	32,595	28,111

1) Of which Sweden	1,494	1,839	1,457	1,543	1,341
2) Of which EU, restated due to new members since April 1, 2004.	10,607	14,002	10,053	10,144	8,167

	2005	2004
Sequential change	Q1	Q4	Q3	Q2	Q1
Western Europe 1,2)	-24%	34%	6%	18%	-31%
Eastern Europe, Middle East & Africa 2)	-15%	18%	8%	10%	-14%
North America	20%	-16%	-33%	12%	-15%
Latin America	-21%	23%	6%	21%	-13%
Asia Pacific	-33%	37%	-7%	21%	-28%

Total	-20%	24%	-2%	16%	-22%

1) Of which Sweden	-19%	26%	-6%	15%	-19%
2) Of which EU, restated due to new members since April 1, 2004.	-24%	39%	-1%	24%	-33%

	2005	2004
Year over year change	Q1	Q4	Q3	Q2	Q1
Western Europe 1,2)	26%	15%	23%	8%	-4%
Eastern Europe, Middle East & Africa 2)	20%	22%	36%	21%	23%
North America	-24%	-46%	-22%	17%	12%
Latin America	24%	36%	38%	57%	63%
Asia Pacific	4%	11%	-5%	16%	-5%

Total	12%	9%	14%	18%	9%

1) Of which Sweden	11%	11%	6%	7%	-4%
2) Of which EU, restated due to new members since April 1, 2004.	30%	15%	18%	15%	-5%

	2005	2004
Year to date	0503	0412	0409	0406	0403
Western Europe 1,2)	9,961	40,022	26,931	17,148	7,876
Eastern Europe, Middle East & Africa 2)	8,539	33,449	23,421	14,957	7,110
North America	3,348	15,471	12,671	9,343	4,404
Latin America	3,551	14,478	9,987	6,322	2,867
Asia Pacific	6,068	28,552	19,532	12,936	5,854

Total	31,467	131,972	92,542	60,706	28,111

1) Of which Sweden	1,494	6,180	4,341	2,884	1,341
2) Of which EU, restated due to new members since April 1, 2004.	10,607	42,366	28,364	18,311	8,167

	2005	2004
YTD year over year change	0503	0412	0409	0406	0403
Western Europe 1,2)	26%	11%	9%	2%	-4%
Eastern Europe, Middle East & Africa 2)	20%	25%	27%	22%	23%
North America	-24%	-12%	2%	15%	12%
Latin America	24%	46%	51%	60%	63%
Asia Pacific	4%	4%	1%	5%	-5%

Total	12%	12%	14%	14%	9%

1) Of which Sweden	11%	5%	3%	2%	-4%
2) Of which EU, restated due to new members since April 1, 2004.	30%	11%	9%	5%	-5%

EXTERNAL NET SALES BY MARKET AREA BY SEGMENT

SEK million

Jan - Mar 2005	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Western Europe	8,455	30%	1,506	60%	9,961	32%
Eastern Europe, Middle East & Africa	8,155	28%	384	15%	8,539	27%
North America	3,225	11%	123	5%	3,348	11%
Latin America	3,500	12%	51	2%	3,551	11%
Asia Pacific	5,617	19%	451	18%	6,068	19%

Total	28,952	100%	2,515	100%	31,467	100%

Share of Total	92%		8%		100%

Jan - Mar 2004	Systems	Share of Systems	Other	Share of Other	Total	Share Total
Western Europe	6,477	25%	1,463	65%	7,940	28%
Eastern Europe, Middle East & Africa	6,887	27%	159	7%	7,046	25%
North America	4,251	16%	153	7%	4,405	16%
Latin America	2,735	11%	132	6%	2,867	10%
Asia Pacific	5,515	21%	339	15%	5,854	21%

Total	25,865	100%	2,246	100%	28,111	100%

Share of Total	92%		8%		100%

Change	Systems		Other		Total
Western Europe	31%		3%		25%
Eastern Europe, Middle East & Africa	18%		141%		21%
North America	-24%		-19%		-24%
Latin America	28%		-61%		24%
Asia Pacific	2%		33%		4%

Total	12%		12%		12%

TOP 10 MARKETS IN SALES

Year to date - Jan-Mar 2005

Sales	Share of total sales
United States	8%
Italy	7%
China	6%
United Kingdom	5%
Sweden	5%
Spain	4%
Brazil	4%
Mexico	4%
Turkey	4%
Russian Federation	3%

CUSTOMER FINANCING RISK EXPOSURE

(SEK billion)	Mar 31 2005	Dec 31 2004	Sep 30 2004	Jun 30 2004	Mar 31 2004
On-balance-sheet credits	6.9	8.4	9.0	8.6	10.3
Off-balance-sheet credits	0.1	0.6	1.1	1.1	1.2

Total credits	7.0	9.0	10.1	9.7	11.5
Accrued interest	0.1	0.2	0.2	0.2	0.1
Less third party risk coverage	-0.3	-0.3	-0.5	-0.5	-0.4

Ericsson risk exposure	6.8	8.9	9.8	9.4	11.2

On-balance-sheet credits, net book value	4.3	3.7	3.4	3.0	3.9
Reclassification, net book value	-0.1	-0.1	—	—	—
On-balance-sheet credits, net book value	4.2	3.6	3.4	3.0	3.9
Off-balance-sheet credits recorded as contingent liabilities	0.1	0.3	0.6	0.8	1.0
Financing commitments	2.3	2.2	2.7	3.0	3.7

TRANSACTIONS WITH SONY ERICSSON MOBILE COMMUNICATIONS

	Quarter
SEK million	Q1 2005	Q1 2004
Sales to Sony Ericsson	389	504
Royalty from Sony Ericsson	100	140
Purchases from Sony Ericsson	284	334
Shareholder contribution	—	—
Receivables from Sony Ericsson	140	45
Liabilities to Sony Ericsson	192	124

ERICSSON

OTHER INFORMATION

SEK million	Jan - Mar 2005	Jan - Dec 2004	Jan - Mar 2004
Number of shares and earnings per share
Number of shares, end of period (million)	16,132	16,132	16,132
Number of treasury shares, end of period (million)	298	300	304
Number of shares outstanding, basic, end of period (million)	15,834	15,832	15,828
Numbers of shares outstanding, diluted, end of period (million)	15,906	15,898	15,886
Average number of treasury shares (million)	299	303	306
Average number of shares outstanding, basic (million)	15,756	15,829	15,749
Average number of shares outstanding, diluted (million) 1)	15,827	15,895	15,807
Earnings per share, basic (SEK)	0.29	1.11	0.16
Earnings per share, diluted (SEK) 1)	0.29	1.11	0.16

Ratios
Equity ratio, percent	46.5%	43.8%	36.4%
Capital turnover (times)	1.1	1.2	1.0
Accounts receivable turnover (times)	3.8	4.1	3.5
Inventory turnover (times)	4.0	5.7	4.9
Return on equity, percent	21.9%	24.2%	15.7%
Return on capital employed, percent	25.3%	26.4%	16.8%
Days Sales Outstanding	97	75	102
Payment readiness, end of period	75,011	81,447	78,426
Payment readiness, as percentage of sales	59.6%	61.7%	69.7%

Exchange rates used in the consolidation
SEK / EUR - average rate	9.07	9.12	9.19
- closing rate	9.15	9.00	9.26
SEK / USD - average rate	6.87	7.33	7.41
- closing rate	7.06	6.61	7.58

Other
Additions to tangible fixed assets	495	2,452	413
- Of which in Sweden	212	1,148	164
Additions to capitalized development expenses	303	1,146	235
Capitalization of development expenses, net	-534	-3,102	-757

Depreciation of tangible and other intangible assets	653	2,757	690
Goodwill amortization	-1	-17	0
Amortization of development expenses	838	4,247	993

Total depreciation and amortization of tangible / intangible assets	1,490	6,987	1,683
Export sales from Sweden	22,609	86,510	21,399

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: April 22, 2005